UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  August 2005           File No.    0-51212

Jet Gold Corp.

 (Name of Registrant)

200 – 905 West Pender Street, Vancouver, British Columbia, CANADA  V6C 1L6

(Address of principal executive offices)

1.

News Release dated September 1, 2005

2.

News Release dated September 15, 2005

3.

News Release dated October 17, 2005

4.

News Release dated October 31, 2005

5.

News Release dated November 7, 2005

6.

News Release dated November 16, 2005

7.

News Release dated November 30, 2005

8.

Interim Financial Statements for the 3 Months Ended November 30, 2005

9.

Notice of Annual General Meeting dated December 1, 2005

10.

News Release dated December 9, 2005

11.

Information Circular for the 2006 Annual General Meeting dated December 22, 2005

12.

Management Discussion and Analysis dated December 28, 2005

13.

Notice of Annual General Meeting of Shareholders dated December 29, 2005

13.

News Release dated January 4, 2006

15.

Certification of Mailing dated January 16, 2006

16.

Management Discussion and Analysis dated January 24, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

        No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Jet Gold Corp.

(Registrant)

Dated: February 7, 2006	Signed: /s/ Blaine Bailey
Blaine Bailey Corporate Secretary

Suite 1102 - 475 Howe Street
Vancouver, BC V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

Jet Gold Retains Syndicated Capital for IR Services

September 1, 2005 – Robert L. Card, President, Jet Gold Corp. (TSX V.JAU) (the “Company”) reports that the Company has entered into an Investor Relations agreement with Syndicated Capital Corp. of Vancouver for the provision of Investor Relations and Public Relations services on a month to month basis. The agreement provides for a $5000 per month fee as well as an incentive stock option of 200,000 shares at an exercise price of ten cents per share pursuant to the Company’s stock option plan for a period of five years. In addition the Company has also granted 450,000 stock options to officers, directors and employees at an exercise price of ten cents per share.

The Company also announces the negotiation of a non-brokered Private Placement of securities composed of one million units at a unit price of ten cents, for proceeds of $100,000.00. Each unit will comprise one share and a share purchase warrant to buy an additional share for one year at 12 cents and for a second year at 15 cents from closing date of the placement. The units will have a four-month hold period in accordance with TSX Venture Exchange requirements.

All of the above agreements are subject to approval of the TSX Venture Exchange.

The Company expects that its recent participation in the drilling of a potential gas well in Goliad Country, Texas will, subject to drill rig availability, begin about September 15, 2005. The next phase of exploration on the Set Ga Done project in Myanmar is expected to commence in mid-November after the rainy season ends later this year. The delayed drilling program is being planned for the Set Ga Done and Nga Mu Gyi areas.

On behalf of the Board, “Robert L. Card” Robert L. Card, President

Investor Contact: 604-687-7828

Toll free: 1-888-687-7828 Fax 604-687-7848

www.jetgoldcorp.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1102 - 475 Howe Street
Vancouver, BC V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848

NEWS

FOR IMMEDIATE RELEASE

ATLIN GOLD PROPERTY ACQUISITION

September 15, 2005- Robert Card, President, Jet Gold Corp., (TSXv. JAU) reports that the Company has finalized it option to acquire a highly prospective gold property located on Consolation Creek in the Atlin Mining Division of British Columbia.

The property is comprised of a block of 18 claims that cover the highest gold sample taken by the BC Geological Survey during its Atlin area Regional Geochemical stream silt Reconnaissance Survey. The sample was taken from the silts in Consolation Creek, which drains Surprise Mountain immediately northeast of the town of Atlin, B.C.

As part of the Agreement, the Company has also acquired two gold Placer Leases which overlie the hardrock claims. The area is highly prospective for placer gold as well. The valley has not been previously mined for placer gold on a large scale, probably due to the glacial cover that has numerous large boulders covering the underlying native streambed. The size of the boulders prevented early prospectors from accessing the underlying gravels. The Company expects that with the use of modem excavating equipment a placer mining operation is possible.

The Company acquired the property from David Javorsky, prospector, and will pay $5000 in cash, 200,000 shares to be issued in increments and a Royalty of 2 % on gold produced. In addition, the Company will issue 100,000 shares when the property is put into commercial production. The Agreement is subject to Regulatory Approvals.

The technical portion of this release was read and approved by Alex D.K. Burton, P.Eng. a qualified person.

On behalf of the Board,

"Robert L. Card"

Robert L. Card

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release

Suite 1102 - 475 Howe Street
Vancouver, BC V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD INCREASES PRIVATE PLACEMENT

October 17, 2005 - Robert L. Card, President, Jet Gold Corp., (“the Company”) (TSX V.JAU) reports that the Company has increased the Private Placement announced on September 1, 2005 to 1,500,000 units from 1,000,000 units at a unit price of ten cents. Each unit will be comprised of one share and one share purchase warrant to buy an additional share for one year at 12 cents and for a second year at 15 cents. The Company may also pay a finders fee under TSX regulations on a portion of the private placement. This agreement is subject to Regulatory approvals.

On Behalf of the Board of Directors of

JET GOLD CORP.

”Robert L. Card”

Robert L. Card, President

Investor Contact: A.Salman Jamal

Syndicated Capital Corp

604-694-1994

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1102 - 475 Howe Street
Vancouver, BC V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

PRIVATE PLACEMENT CLOSING

October 31, 2005 – JET GOLD CORP (TSX.V-JAU) (the “Company”) has confirmed the closing of a private placement, reported on September 1, 2005 and amended on October 17, 2005 of 1,500,000 units at a price of $0.10 for gross proceeds of $150,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 for a period of one year and $0.15 for a period of two years from closing of the private placement.

All of the securities will be subject to a four-month hold period expiring February 27, 2006 in accordance with applicable securities laws. A finder’s fee of $4,250 was paid to Canaccord Capital Corp. and $1,500 to Bolder Investments Partners Ltd.

The Company has also received approval from the TSX Venture exchange on the extension in the expiry date of 2,500,000 warrants that were to expire on December 20, 2005 and February 4, 2006. The new expiry date of these warrants is December 20, 2006 and the exercise price will remain at $0.25 per warrant.

On Behalf of the Board of Directors of

JET GOLD CORP.

”Robert L. Card”

Robert L. Card, President

Investor Contact: A.Salman Jamal

Syndicated Capital Corp

604-694-1994

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1102 - 475 Howe Street
Vancouver, BC V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

STEWART GAS PROSPECT UPDATE

NOVEMBER 7, 2005 – ROBERT L. CARD, PRESIDENT, JET GOLD CORP. (“the Company”) TSXv.JAU has received confirmation from its operator that the drilling rig was mobilized to the Stewart East prospect on November 3, 2005. Rigging up was completed and the well spudded on Thursday. At last report Friday, the well was at 575 feet and expected to set casing at 700 feet. As previously announced, the Company has a 2 1/2 percent working interest in the drilling program for natural gas on the Stewart lease. The farmor and operator of the project is Horizon Industries Ltd.

The 544-acre Stewart East Property is located in Goliad County, Texas, within the Jobar field. In late 1997, Edge Petroleum discovered the Jobar field with production from the middle Yegua formation between 5300 and 5500 feet. There are nine wells in the field which, to date, have produced a cumulative 5,894 BCF (billion cubic feet) of gas, an average of 655 MMCF (million cubic feet) per well. The field appears to be a series of isolated bar deposits trending in a north east/south west direction. Some faulting may have occurred between the bars. The average area of the individual bar is approximately 40 acres. The field was discovered using seismic amplitude analysis. The lease is covered by 3D Seismic and the initial well chosen accordingly. There appears to be a second well site available on the lease.

Other wells in the Jobar Field have had average initial production of 1.5 million cubic feet of gas per day plus approximately five barrels of condensate. Generally, these wells have produced from 1.5 to 1.6 million cubic feet per day for four to six months and then go into decline with an ultimate life of about five years. Gas in the area from the Yegua formation has a BTU value of 1,100 BTU/MCF resulting in a premium of approximately 10% on the price paid for gas.

The Operator is currently examining possible alternatives to test and develop the deeper Middle Wilcox target at the Stewart Prospect. This formation is also productive in this area.

On behalf of the Board,

JET GOLD CORP.

“ROBERT L. CARD”

ROBERT L. CARD

President

Investor Contact: A.Salman Jamal

Syndicated Capital Corp.

604-694-1994

infor@syndicatedcc.co

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release

Suite 1102 - 475 Howe Street
Vancouver, BC V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

COMPLETION UNDERWAY ON STEWART #1 WELL

VANCOUVER, CANADA - NOVEMBER 16, 2005 - ROBERT L. CARD, PRESIDENT OF JET GOLD CORP. (TSX V.JAU), an emerging natural resource development company, announces that drilling of the Stewart #1 well at the Stewart East Prospect in Goliad County, Texas, was completed on November 12, 2005. Logs and side-wall core samples were taken over the balance of the weekend. As a result of the data, the operator has elected to proceed with completion operations.

The logs indicate four potential pay zones totaling 91 feet of gross sands with the best zone being 40 feet in the Middle Yegua formation. The Company anticipates initial production to come from the Middle Yegua zone. Core samples indicate highly laminated sands with good porosity and permeability. The well appears consistent with typical wells within the Jobar field where initial production has been in the range of 1.5 million to 1.7 million cubic feet per day. The Company has been informed that a work-over rig will arrive to commence flow testing within the next 10 to 14 days.

The 272-acre Stewart East Property is located in Goliad County, Texas within the Jobar field. In late 1997, Edge Petroleum discovered the Jobar field, with production from the middle Yegua formation between 5300 and 5500 feet. There are nine wells in the field which have produced, to date, a cumulative 5.894 billion cubic feet (bcf) of gas and an average of 655 million cubic feet (mmcf) per well. The field appears to be a series of isolated bar deposits trending in a northeast/southwest direction. The field was discovered using a 2-D seismic amplitude analysis. The well will test an amplitude anomaly based on a 3-D seismic program conducted over the property.

The Company holds a 2.5% working interest in the Stewart prospect comprised of the Stewart East and the Stewart West properties covering approximately 544 contiguous acres. The property has the capacity to host up to seven wells including several wells to test and develop the deeper Wilcox formation which has also been productive in the area.

On behalf of the Board,

JET GOLD CORP.

“Robert L. Card”

ROBERT L. CARD

President

Investor Contact: A.Salman Jamal

Syndicated Capital Corp.

604-694-1994

infor@syndicatedcc.co

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release

Suite 1102 - 475 Howe Street
Vancouver, BC V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

FLOW TESTING TO COMMENCE AT STEWART # 1 WELL

NOVEMBER 30, 2005 – ROBERT L. CARD, PRESIDENT, JET GOLD CORP., (TSX V.JAU) reports that the service rig is arriving at the Stewart #1 well site today, in Goliad County, Texas. Flow testing of the Stewart # 1 well is scheduled to occur over the next several days.

Logs indicate four potential pay zones totalling 91 feet of gross sands with the best zone being 40 feet in the Middle Yegua formation. Perforation and flow testing will be designed to test production from the Middle Yegua formation with the objective being to establish a commercial well, within this 40 foot zone.

Operations will commence on the second Stewart well, as soon the next drilling rig is available, which should be scheduled for late first quarter 2006.

The 272-acre Stewart East Property is located in Goliad County, Texas within the Jobar field. In late 1997, Edge Petroleum discovered the Jobar field, with production from the middle Yegua formation between 5300 and 5500 feet. There are nine wells in the field which have produced to date cumulative 5,894 Bcf (billion cubic feet) of gas, an average of 655 Mmcf (million cubic feet) per well. The field appears to be a series of isolated bar deposits trending in a north east/south west direction. The field was discovered using 2-D seismic amplitude analysis. The well will test an amplitude anomaly based on a 3-D seismic program conducted over the property.

ON BEHALF OF THE BOARD

“Robert L. Card”

Robert L. Card, President

Investor Contact: A. Salman Jamal, Syndicated Capital Corp.

Tel: 604-694-1994 Fax: 604-694-1995

Toll Free: 1-888-410-1994

infor@syndicatedcc.com-www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1102 - 475 Howe Street
Vancouver, BC V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

FLOW TESTING TO COMMENCE AT STEWART # 1 WELL

NOVEMBER 30, 2005 – ROBERT L. CARD, PRESIDENT, JET GOLD CORP., (TSX V.JAU) reports that the service rig is arriving at the Stewart #1 well site today, in Goliad County, Texas. Flow testing of the Stewart # 1 well is scheduled to occur over the next several days.

Logs indicate four potential pay zones totalling 91 feet of gross sands with the best zone being 40 feet in the Middle Yegua formation. Perforation and flow testing will be designed to test production from the Middle Yegua formation with the objective being to establish a commercial well, within this 40 foot zone.

Operations will commence on the second Stewart well, as soon the next drilling rig is available, which should be scheduled for late first quarter 2006.

The 272-acre Stewart East Property is located in Goliad County, Texas within the Jobar field. In late 1997, Edge Petroleum discovered the Jobar field, with production from the middle Yegua formation between 5300 and 5500 feet. There are nine wells in the field which have produced to date cumulative 5,894 Bcf (billion cubic feet) of gas, an average of 655 Mmcf (million cubic feet) per well. The field appears to be a series of isolated bar deposits trending in a north east/south west direction. The field was discovered using 2-D seismic amplitude analysis. The well will test an amplitude anomaly based on a 3-D seismic program conducted over the property.

ON BEHALF OF THE BOARD

“Robert L. Card”

Robert L. Card, President

Investor Contact: A. Salman Jamal, Syndicated Capital Corp.

Tel: 604-694-1994 Fax: 604-694-1995

Toll Free: 1-888-410-1994

infor@syndicatedcc.com-www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

JET GOLD CORP.

FINANCIAL STATEMENTS

November 30, 2005

(Prepared by management without audit)

Jet Gold Corp.

1102 – 475 Howe Street

Vancouver, B.C.

V6C 2B3

January 24, 2006

To the Shareholders of

Jet Gold Corp.

The attached unaudited financial statements have been prepared by management without review by the auditors of Jet Gold Corp.

Yours truly,

“Robert L. Card” (signed)

____________________________________

Robert L. Card

President

JET GOLD CORP. BALANCE SHEETS (Prepared by management without audit)
November 30, 2005		August 31, 2005
ASSETS CURRENT ASSETS
Cash	$83,515	$5,644
Short-term investments	221,000	233,000
Amounts receivable	9,587	7,069
Prepaid expenses	41,456	40,585
	355,568	286,298
MINERAL PROPERTIES (Note 3)	490,629	472,163
OIL AND GAS INTEREST (Note 4)	29,234	29,234
EQUIPMENT (Note 5)	3,422	3,648
	$878,853	$791,343
CURRENT LIABILITIES
Accounts payable and accrued liabilities	9,000	18,878
SHARE CAPITAL (Note 6)	4,099,069	3,947,319
CONTRIBUTED SURPLUS	279,063	236,171
DEFICIT	(3,508,279)	(3,411,025)
	869,853	772,465
	$878,853	$791,343

APPROVED BY THE DIRECTORS “Robert L. Card” (signed)
Director – Robert L. Card “Robert M.Kaplan” (signed)
Director – Robert M. Kaplan

JET GOLD CORP. STATEMENTS OF OPERATIONS AND DEFICIT For the Period Ended November 30
	3 month ended Nov. 30, 2005	3 month ended Nov. 30, 2004
EXPENSES
Stock based compensation	$ 42,892	$ 62,419
Investor relations	20,000	25,560
Administration	12,000	12,000
Legal, audit and accounting	5,159	1,685
Consultants	5,500	3,425
Regulatory fees	4,100	1,675
Transfer agent	903	1,482
Travel	1,250	1,145
Rent	2,060	1,930
Printing and shareholder information	117	80
Telephone	1,494	1,077
Office and miscellaneous	1,708	1,074
Amortization	226	255
	97,409	113,807
LOSS BEFORE THE FOLLOWING	(97,254)	(113,807)
Interest income	155	12
INCOME (LOSS) FOR THE PERIOD	(97,254)	(113,795)
DEFICIT, BEGINNING OF PERIOD	(3,411,025)	(3,093,870)
DEFICIT, END OF PERIOD	$ (3,508,279)	$ (3,207,665)
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$ (0.01)	$ (0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	15,737,656	12,541,063

JET GOLD CORP. STATEMENTS OF CASH FLOWS For the Period Ended November 30
	3 month ended Nov. 30, 2005	3 month ended Nov. 30, 2004
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Income (loss) for the period	$(97,254)	$(113,795)
Less: Items not involving cash
Amortization	226	255
Stock based compensation	42,892	62,419
	(54,136)	(51,121)
Net change in non-cash working capital items
Amounts receivable	(2,518)	(354)
Prepaid expenses	(881)	543
Accounts payable and accrued liabilities	(9,878)	(8,621)
	(67,413)	(59,553)
FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	144,250	30,000
Shares issued for property	7,500	-
Share subscriptions received in advance		135,000
	151,750	165,000
INVESTING ACTIVITIES
Cash, exploration funds	-	28,429
Mineral property costs	(18,466)	(45,530)
Short term investments	12,000	-
	(6,466)	(17,101)
INCREASE (DECREASE) IN CASH	77,871	88,346
CASH, BEGINNING OF PERIOD	5,644	22,560
CASH, END OF PERIOD	$83,515	$110,906

JET GOLD CORP.

NOTES TO FINANCIAL STATEMENTS

For the Quarter Ended November 30, 2005

1.

NATURE OF OPERATIONS

The Company is engaged in the exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended August 31, 2005. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended August 31, 2005.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates

JET GOLD CORP.

NOTES TO FINANCIAL STATEMENTS

For the Quarter Ended November 30, 2005

3.

MINERAL PROPERTIES

Expenditures incurred on the Company’s mineral properties during the period ended November 30, 2005 are as follows:

	Set Ga Done	Winni	Atlin	Total
Balance August 31, 2004	378,217	-	-	378,218
Acquisition costs	-	17,600	-	17,600
Exploration costs
Geological	42,446	3,150	20,694	66,290
Field	9,565	14,671	-	24,236
Travel and accommodation	3,779	-	-	3,779
Assay	10,125	-	-	10,125
Mapping	-	1,116	-	1,116
Renewal	7,336	-	-	7,336
Total additions during year	73,251	36,537	20,694	130,482
Property written off	-	(36,537)	-	(36,537)
Balance, August 31, 2005	$ 451,468	$ -	$ 20,694	$ 472,163
Acquisition costs	-	-	7,500	7,500
Exploration costs	-	-	-	-
Geological	-	-	-	-
Field	-	-	10,967	10,967
Travel and accommodation	-	-	-	-
Assay	-	-	-	-
Mapping	-	-	-	-
Renewal	-	-		-
Total additions during period	-	-	18,467	18,467
Property written off	-	-	-	-
Balance, November 30, 2005	$ 451,468	$ -	$ 39,161	$ 490,629

(a)

Set Ga Done Property, Union of Myanmar

On March 31, 2003, the Company entered into a memorandum of understanding (“MOU”) with Leeward Capital Corp. (“Leeward”) to participate in the acquisition, exploration and development of an exploration block consisting of 700 square kilometres located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company will expend an initial US $200,000 (done) in acquisition and exploration costs and will advance US $50,000 (done) as a refundable performance bank guarantee to the government of Myanmar. Subsequent expenditures will be shared equally with Leeward.

Leeward has entered into an agreement with the government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the government of Myanmar. The 75% interest may be earned by expending approximately US $1,750,000 in exploration on the property over a three-year period and an additional US $1,000,000 on a feasibility study. These expenditures will be shared equally between the Company and Leeward. Once the interest has been earned, the Company and Leeward will each have a 37.5% interest in the property; with the government of Myanmar holding a 25% carried interest.

As at the date of these financial statements the Company and Leeward, due to circumstances beyond their control, have not met the minimum expenditure requirements of the second exploration year of the Set Ga Don agreement. The government of Myanmar and the Companies have agreed verbally to extend the prospecting period to January 2006 and to commence the exploration year of the agreement. It is the opinion of Management, based on these verbal representations, that these negotiations will be successfully completed.

(b)

Winni Property, British Columbia

The Company entered into an option agreement to acquire the six claim Winni Mineral Claims located in the Lightening Peak area of the Vernon Mining Division, British Columbia. The terms of the option require a payment of $5,000 (paid), the issuance of 200,000 (50,000 issued) common shares in stages over four years, and a work commitment of $500,000 over four years. The first year requires a $50,000 exploration program. A finders fee of 20,000 shares (issued) is payable on the transaction.

The Company terminated its option on the property and acquisition and accordingly, exploration expenditures in the aggregate of $36,537 have been written off as at August 31, 2005.

(c)

Atlin Property, British Columbia

The Company exercised its option to acquire a 100% interest in 18 mineral claims located in the Atlin Mining Division in British Columbia in consideration of a cash payment of $5,000 (paid), the issuance of 200,000 common shares in stages comprised of 50,000 upon signing and approval of the TSX Venture Exchange (issued), 50,000 shares after $50,000 in work, 50,000 shares after an additional $75,000 in work, and 50,000 after an additional $100,000 in work. The Company must also incur exploration expenditures of a minimum of $225,000 over a three-year period, as follows: $50,000 by August 20, 2006, a further $75,000 by August 20, 2007 and a further $100,000 by August 20, 2008.The Company will also issue an additional 100,000 shares if the property is put into commercial production and be subject to a 2% net smelter return royalty on gold production.

4.

OIL AND GAS INTEREST

Stewart Prospect, Texas

The Company has acquired a 2.5% working interest (1.875% net revenue interest) in a drilling test well on an oil and gas prospect located in Goliad County, Texas. The Company advanced $29,234 for its share of the estimated project costs.

5.

EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 11,650	$ 8,228	$ 3,422

JET GOLD CORP.

NOTES TO FINANCIAL STATEMENTS

For the Quarter Ended November 30, 2005

6.

SHARE CAPITAL

Authorized

100,000,000 common shares without par value

Issued

16,688,755 common shares

	Shares	Amount
Balance, August 31, 2004	12,368,755	3,500,355
Issued for cash
Exercise of options	200,000	30,000
Private placement	2,500,000	375,000
Issued for property	70,000	12,600
Fair value of options exercised	-	29,364
Balance, August 31, 2005	15,138,755	$ 3,947,319
Issued for cash
Exercise of options
Private placement	1,500,000	150,000
Issued for property	50,000	7,500
Finders fees paid in cash	-	(5,750)
Balance, November 30, 2005	16,688,755	$ 4,099,069

On October 31, 2005, the Company closed a private placement of 1,500,000 units at a price of $0.10 for proceeds of $150,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 for a period of one year and $0.15 for a period of two years from date of closing of the private placement. A finder’s fee in the amount of $5,750 was paid.

Warrants

As at November 30, 2005, the Company has warrants outstanding for the purchase of a total of 4,000,000 common shares as follows:

Exercise Price	Expiry Date	Outstanding August 31, 2005	Issued	Exercised	Expired	Outstanding Nov. 30, 2005
$0.25	November 25, 2005	567,500	-	-	567,500	-
$0.25	November 25, 2005	1,156,250	-	-	1,156,250	-
$0.25	December 20, 2006*	1,650,000	-	-	-	1,650,000
$0.25	December 20, 2006*	850,000	-	-	-	850,000
$0.12/$0.15	Oct,28, 2006/2007	-	1,500,000	-	-	1,500,000
		4,223,750	1,500,000	-	1,723,750	4,000,000

* The Company received TSX Venture Exchange approval to extend the expiry date of 2,500,000 warrants that were to expire on December 20, 2005 and February 4, 2005. The new expiry date is December 20, 2006 and the exercise price will remain at $0.25 per warrant.

Stock options

During 2004, the Company received acceptance from the TSX Venture Exchange for a stock option plan, which authorizes the board of directors to grant options for the purchase of common shares of the Company. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan. As at November 30, 2005, there are 850,000 stock options outstanding as follows:

Exercise Price	Expiry Date	Outstanding, August 31, 2005	Granted	Exercised	Expired/ Cancelled	Outstanding, November 30, 2005	Exercisable November 30, 2005

$0.15	October 27, 2008	400,000	-	-	-	400,000	400,000
$0.20	March 12, 2009	100,000	-	-	-	100,000	100,000
$0.20	March 26, 2009	50,000	-	-	-	50,000	50,000
$0.20	September 29, 2009	225,000	-	-	-	225,000	225,000
$0.20	December 31, 2009	75,000	-	-	-	75,000	75,000
$0.10	September 1, 2010		650,000	-	-	650,000	-

		850,000	650,000	-	-	1,500,000	850,000

Option compensation

Pursuant to the CICA standard of accounting for stock-based compensation , the fair value of stock options granted, and which vested, to directors, employees and consultants, in the amount of $1,079 has been recorded as an expense in the period ended November 30, 2005.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

	2005	2004

Weighted average
Risk-free interest rate	2.97%	2.97%
Expected dividend yield	-	-
Expected stock price volatility	116%	116%
Expected option life in years	3	3

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Contributed surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	2005	August 31, 2005

Contributed surplus, beginning of year	$ 236,171	$ 160,473
Stock option expense for year	42,892	105,062
Stock options exercised during the year	-	(29,364)

Contributed surplus, end of year	$ 279,063	$ 236,171

Escrow shares

A total of 1,000,000 common shares were subject to a escrow agreement signed in previous years. These shares are subject to a time release over a three-year period from January 23, 2004 as follows:

(i)

100,000 shares – January 23, 2004 (released);

(ii)

150,000 shares – July 23, 2004 (released);

(iii)

150,000 shares – January 23, 2005 (released);

(iv)

150,000 shares – July 23, 2005 (released);

(v)

150,000 shares – January 23, 2006;

(vi)

150,000 shares – July 23, 2006;

(vii)

150,000 shares – January 23, 2007.

At November 30, 2005, the Company had released a total of 550,000 shares from escrow, leaving a balance of 450,000 shares still in escrow at year-end.

7.

RELATED PARTY TRANSACTIONS

(a)

The Company paid $12,000 (2004 - $12,000) to a company controlled by the president of the Company pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $2,059 (2004 - $1,675) for office rent to a company controlled by the president. The Company paid $3,000 (2004 - $3,000) to a company controlled by an officer of the Company for administrative services.

(b)

During the period ended November 30, 2005, directors and officers of the Company acquired an aggregate of 350,000 units of the private placement referred to in note 6 for proceeds of $35,000.

8.

SEGMENTED DISCLOSURE

The Company has one operating segment, being the exploration and development of mineral properties. All of the Company’s assets are located in Canada with the exception of $451,468 of costs incurred in connection with the Set Ga done project located in the Union of Myanmar (Note 3) and $20,695 of cost incurred in connection with the oil and gas interest in Texas USA (Note 4)

Suite 1102 - 475 Howe Street
Vancouver, BC V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

STEWART #1 GAS WELL SET TO PRODUCE 1.5 MILLION CU. FT. PER DAY

SECOND WELL DRILLING SCHEDULED

Vancouver, B.C., January 4, 2006, Robert L. Card, President, Jet Gold Corp. (TSX V.JAU) reports that (the "Company") has received confirmation from its operator of record that the Stewart #1 gas well in Goliad County, Texas, is expected to be tied in to sales by the end of the month. Based on the four-point flow test conducted last week, extrapolated flow on a one-fourth-inch choke is projected to be 1.53 million cubic feet per day. Anticipated initial production rates are between one million and 1.5 million cubic feet per day. The BTU (British thermal units) content was measured at 1,117,000 BTU per thousand cubic feet of gas, indicating an 11-percent premium on the posted gas price. The current Nymex price for January 2006, gas is $14.31 (US) per one thousand cubic feet implying a price of $15.88 per MCF for Stewart gas.

Given the results to date, the operator has scheduled the next available rig to commence drilling of the Stewart No. 2 well. The Company has received confirmation that this is expected to occur in March 2006.

Furthermore, with these results to date and a favourable gas market, management believes the anticipated production from this well will put the Company into a good cash flow position. Future development drilling will greatly enhance this position giving the company a stronger financial cash flow.

The Company holds a 2.50-per-cent working interest in the Stewart prospect comprising the Stewart East and the Stewart West properties covering approximately 544 contiguous acres. The property has the capacity to host up to seven wells including several wells to test and develop the deeper Wilcox formation

ON BEHALF OF THE BOARD OF DIRECTORS

“Robert L. Card”

Robert L. Card

President

Investor Contact: A. Salman Jamal

Syndicated Capital Corp.

Tel: 604-694-1994 Fax: 604-694-1995

Toll Free: 1-888-410-1994

infor@syndicatedcc.com

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release

JET GOLD CORP.

INFORMATION CIRCULAR
FOR THE 2006 ANNUAL AND SPECIAL
GENERAL MEETING OF SHAREHOLDERS

This information is given as of December 22, 2005
SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of JET GOLD CORP. (the "Company") for use at the Annual and Special General Meeting (the "Meeting") of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the instrument of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised management in writing that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.

The completed instrument of proxy must be dated and signed and the duly completed instrument of proxy must be deposited at the Company's transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the

2

place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the resolutions placed before the Meeting by management and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly completed and deposited, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any such amendments, variations or other matters should properly come before the Meeting, the proxies hereby solicited will be voted thereon in accordance with the best judgement of the nominee.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's Registrar and Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On December 22, 2005, 16,688,755 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record at the close of business on the 22nd day of December, 2005, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding
CDS & Co. (1)	12,913,145	77.37%

(1) The beneficial owners of the shares thus shown are not known to Management of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, "informed person" means:

(a)

a director or executive officer of the Company;

(b)

a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)

the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

No informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

STATEMENT OF EXECUTIVE COMPENSATION

A.

Executive Officers of the Company

For the purposes of this Information Circular:

"CEO" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"executive officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

"Named Executive Officers" means:

(a)

each CEO;

(b)

each CFO;

(a)

(c)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)

any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

B.

Summary Compensation Table

Annual Compensation					Long Term Compensation
Name and Principal Position	Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Robert Card President	Aug. 31, 2005	nil	nil	48,000 (1)	n/a	n/a	n/a	n/a
	Aug. 31, 2004	nil	nil	48,000 (1)	n/a	n/a	n/a	n/a
	Aug. 31, 2003	nil	nil	16,200 (1)	n/a	n/a	n/a	n/a
Blaine Bailey C.F.O.	Aug. 31, 2005	nil	nil	12,000 (2)	n/a	n/a	n/a	n/a
	Aug. 31, 2004	nil	nil	10,500 (2)	n/a	n/a	n/a	n/a
	Aug. 31, 2003	nil	nil	nil	n/a	n/a	n/a	n/a

(1)

Paid for office and administrative services.

(2)

Paid for accounting and administrative services.

C.

Long-term Incentive Plan ("LTIP") Awards

The Company does not have any Long-term Incentive Plans and, save as disclosed above, no remuneration payments were made directly or indirectly, by the Company to its named Executive Officers during the fiscal year ended August 31, 2005.

An LTIP means "any Plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year, whether performance is measured by reference to financial performance of a Company or an affiliate or the price of the Company's shares but does not include option or stock appreciation rights, plans or plans for compensation through restricted shares or units".

D.

Options and Stock Appreciation Rights ("SARs")

The Company has in place a Stock Option Plan for the purpose of attracting and motivating Directors, Officers, Employees and Consultants of the Company and advancing the interests of the Company by affording such persons the opportunity to acquire an equity interest in the Company through rights granted under the Plan to purchase shares of the Company. See "Particulars Of Other Matters To Be Acted Upon – approval of Stock Option Plan" below for details relating to the Company's existing Stock Option Plan.

The following table discloses the particulars of the Options or SARs granted to the Named Executive Officers during the Company's completed financial year ended August 31, 2005.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Robert Card	200,000	34.8%	$0.20	$0.22	Sept. 29, 2009
Blaine Bailey	50,000	8.7%	$0.20	$0.18	Dec. 1, 2009

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Robert Card	200,000	$30,000	200,000	Nil
Blaine Bailey	nil	nil	100,000	Nil

OPTION AND SAR RE-PRICINGS

There were no re-pricings of Stock Options under the Stock Option Plan or otherwise during the Company's completed financial year ended August 31, 2005.

DEFINED BENEFIT OR ACTUARIAL PLAN

The Company does not have a defined benefit or actuarial plan.

E.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company does not have Employment Contracts with the Named Executive Officers. The Named Executive Officers devote a portion of their time to the Company and a portion of their time to other Companies where they are Directors and/or Officers. Accordingly, the named Executive Officers invoice the Company based on the percentage of time each of the individuals devote to the Company.

There are no compensatory plans or arrangements between the Company and a Named Executive Officer with respect to the resignation, retirement or other termination of employment of the Named Executive Officer, a change in control of the Company or a change in the Named Executive Officer's responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

F.

Compensation of Directors

During the most recently competed financial year, the following stock options were granted to directors who are not Named Executive Officers:

Name	Number of Shares Under Option	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the Date of Grant ($/Share)	Expiration Date
N/A

During the most recently competed financial year, a total of nil stock options were exercised by directors who are not Named Executive Officers.

Other than as set forth in the foregoing, no director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)

any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)

any arrangement for the compensation of directors for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company's most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	1,500,000	$0.14	13,876
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	1,500,000	$0.14	13,876

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer, director, employee, former executive officer, former director, former employee, proposed nominee for election as a director, or associate of any such person has been indebted to the Company or its subsidiaries at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company or its subsidiaries at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

MANAGEMENT CONTRACTS

During the Company's most recently completed financial year ended August 31, 2005 there were no management functions of the Company, which were to any substantial degree performed by a person other than a Director or senior Officer of the Company.

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices the Company is required to and hereby discloses its corporate governance practices as follows.

1.

Board of Directors

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

Mr. Keith Robinson and Mr. Robert Kaplan, directors of the Company, are "independent" in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than the interests and relationships arising from shareholdings. Mr. Robert Card is the President of the Company and is therefore not independent.

2.

Directorships

The following table discloses directors who are currently directors of other Reporting Issuers:

Name of Director:	Other Reporting Issuers:
Robert Card	Consolidated Gulfside Resources Corp. Anglo-Canadian Uranium Corp.

3.

Orientation and Continuing Education

The Board of Directors of the Company brief all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

4.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting the shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

6.

Compensation

The Board of Directors conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

7.

Other Board Committees

The Board of Directors has no other committees other than the Audit Committee.

8.

Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Information Circular.

The Company's audit committee is comprised of three directors, Robert Card, Keith Robinson and Robert Kaplan. As defined in MI 52-110, Robert Card is not "independent" and Keith Robinson and Robert Kaplan are "independent". Also as defined in MI 52-110, all of the audit committee members are "financially literate".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
August 31, 2005	$7,285		$600	Nil
August 31, 2004	$3,800		$500	$350

Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.

Election of Directors

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at four.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular:

Name of Nominee, Residence and Present Positions Held	Principal Occupation	Director Since	Number of Shares Beneficially Owned or Controlled
ROBERT L. CARD, BA Canada President and Director	President of the Company since May 13, 2003. Consultant, Sumac Investments Inc.; Director, Promax Energy Inc.	May 18, 2001	1,880,750
LEONARD J. HARRIS Canada Director	Financial Consultant, President of Anglo-Canadian Uranium Corp. since 1989	Not previously a director	nil
ROBERT M. KAPLAN, PhD, MBA U.S.A. Director	Since 1992, President of Capilano Investments Ltd. and the Managing Director of the Beacon Consulting Group specializing in corporate strategy & planning;	October 20, 2003	250,000
KEITH E. ROBINSON, BASc. Canada Director

Senior Geotechnical Consultant,

Professional Engineer, with EBA

Engineering Consultants Ltd.,

Vancouver, B.C. Provides specialist

engineering services to the mining,

energy and industrial/commercial

sectors; and Executive Vice President Geotechnical with Jacques Whiffend &

Associates Ltd. from Sept., 1998 to

Dec., 2002;

		October 27, 2003	nil

The terms of office of those nominees who are presently Directors will expire as of the date of the Meeting. All of the Directors who are elected at the Meeting will have their term of office expire at the next Annual General Meeting of the Company.

No proposed director of the Company is, or within the 10 years before the date of this Information Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more that 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

Robert L. Card was a director of Promax Energy Inc. which, on May 6, 2003, applied to the Court of Queen's Bench of Alberta for an order under the Companies Creditors Arrangement Act (CCAA) that granted Promax protection from proceedings by its creditors for the purposes of facilitating an orderly restructuring of its business, property and financial affairs. Promax is in the process of compromising with its creditors. Mr. Card resigned as a director of Promax April, 2004.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by management of the Company.

B.

Appointment of Auditor

Management proposes that Smythe Ratcliffe, Chartered Accountants, of, 7th Floor – 355 Burrard Street, Vancouver, B.C., V6C 2G8, be re-appointed auditor of the Company for the ensuing year at a remuneration to be negotiated between the Auditor and the Directors.

C.

Incentive Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution approving the renewal of the Company's Stock Option Plan (the "Plan"). The Plan was initially approved by shareholders at the Company's Annual and Special General Meeting held February 20, 2004. It is a condition of Exchange approval of the Plan that shareholder approval be obtained annually. The purpose of the Plan is to assist the Company in attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders. Options granted under the Plan are non-assignable and may be granted for a term not exceeding that permitted by the Exchange (currently five years). A summary of the material aspects of the Plan is as follows:

1.

the Plan will be administered by the Company's Board of Directors or, if the Board so designates, a Committee of the Board appointed in accordance with the Plan to administer the Plan;

2.

the maximum number of shares in respect of which options may be outstanding under the Plan at any given time is equivalent to 10% of the issued and outstanding shares of the Company at that time, less the number of shares, if any, subject to Prior Options;

3.

following termination of an optionee's employment, directorship, consulting agreement or other qualified position, the optionee's option shall terminate upon the expiry of such period of time following termination, not to exceed 90 days (30 days if the optionee is engaged in providing investor relations services), as has been determined by the directors;

4.

an option granted under the Plan will terminate one year following the death of the optionee. These provisions do not have the effect of extending the term of an option which would have expired earlier in accordance with its terms, and do not apply to any portion of an option which had not vested at the time of death or other termination;

5.

as long as required by Exchange policy, no one individual may receive options on more than 5% of the issued and outstanding shares of the Company (the "Outstanding Shares") in any 12 month period, no one consultant may receive options on more than 2% of the Outstanding Shares in any 12 moth period, and options granted to persons employed to provide investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period;

6.

options may not be granted at prices that are less than the Discounted Market Price as defined in Exchange policy which, subject to certain exceptions, generally means the most recent closing price of the Company's shares on the Exchange, less a discount of from 15% to 25%, depending on the trading value of the Company's shares;

7.

any amendment of the terms of an option shall be subject to any required regulatory and shareholder approvals; and

8.

in the event of a reorganization of the Company or the amalgamation, merger or consolidation of the shares of the Company, the Board of Directors shall make such appropriate provisions for the protection of the rights of the optionee as it may deem advisable.

A copy of the Company's current Plan will be available for review at the meeting. The directors recommend that shareholders approve the renewal of the Company's Option Plan.

OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional Information concerning the Company is available on SEDAR at www.sedar.com. Financial Information concerning the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the financial year ended August 31, 2005.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and

Analysis may contact the Company as follows:

JET GOLD CORP.
#1102 — 475 Howe Street
Vancouver, BC V6C 2B3
Telephone: 604-687-7828
Fax: 604-687-7848
E-mail: jetgoldcorp.@shaw.ca

BOARD APPROVAL

The content and sending of this Information Circular has been approved by the Company's Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, the 22nd day of December, 2005.

ON BEHALF OF THE BOARD

"Robert Card"

ROBERT CARD,

President

SCHEDULE "A"

JET GOLD CORP.
(the "Company")

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

·

the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;

·

the Company's compliance with legal and regulatory requirements related to financial reporting; and

·

the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.

Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.

Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.

Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.

Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.

Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.

Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.

Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8.

Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9.

Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10.

Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11.

Establish and review the Company's procedures for the:

·

receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

·

confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.

Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13.

Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (British Columbia) and the articles of the Company.

JET GOLD CORP

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED AUGUST 31, 2005

REPORT DATE

December 28, 2005

This Management Discussion and Analysis (the “MDA”) provides relevant information on the operations and financial condition of Jet Gold Corp. (the “Company”) for the year ended August 31, 2005. This MD&A has been prepared as of December 28, 2005.

The Company’s activities are primarily directed towards exploration and development of mineral properties. The realization of amounts shown for mineral claims and deferred costs are dependent upon the discovery of economical recoverable reserves and future profitable production, or proceeds from the deposition of these properties. The carrying values of mineral claims and deferred development do not necessarily reflect their present or future values.

The MD&A should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended August 31,2004 herein that are prepared in accordance with Canadian generally accepted principles, all of which can be found on SEDAR at www.sedar.com.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated. All of the financial information referenced below has been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

The Company is a reporting issuer in each of the Provinces of British Columbia and Alberta. Its head and principal office is located at 1102 – 475 Howe Street Vancouver, British Columbia, V6C 2B3. It’s registered and records office is located at 1710 – 1177 Hastings Street, Vancouver, British Columbia, V6E 2L3.

OVERALL PERFORMANCE

In order to better understand Jet’s financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which have occurred to the date of this MD&A.

Set Ga Done Project, Shan State, Union of Myanmar

The Company has entered into a Memorandum of Understanding (“MOU”) with Leeward Capital (“Leeward”) to participate in the acquisition, exploration and development of an exploration block consisting of 700 square km, located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company has expended an initial US$200,000 in acquisition and exploration costs and advanced US$50,000 as a refundable performance bank guarantee to the Government of Myanmar to earn its interest in the property with Leeward. Subsequent expenditures will be shared equally with Leeward.

Leeward has entered into an agreement with the Government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the Government of Myanmar. The Government of Myanmar will hold a 25% carried working interest. The joint interest may be earned by expending approximately US$1,750,000 in exploration on the property over a three-

year period and an additional US$1,000,000 on a feasibility study. The carried interest of the Government of Myanmar is 25% and the earned interest of Leeward is 37.5% and the Company is 37.5%.

Leeward received final approval on the concession agreement by the Government of Myanmar on December 10, 2003.

The Company has been in the prospecting phase of the agreement and was to conclude in December 2004. Due to the delays the Company experienced and as a result missing the prospecting season in Myanmar the government of Myanmar has agreed verbally to extend the prospecting stage to January 2006.The Company expects signed documents early in 2006. In the second year of the agreement the Company did not meet the minimum expenditures requirements as a result of the above mentioned delays. The prospecting phase of the agreement is concluding in January 2006 and the exploration phase will commence. The expenditures required will be as per the agreement. The Company has received a verbal agreement and formal documents will also be signed in January 2006.

As the Company is entering its exploration phase of the agreement it was required, as per terms of the agreement, to relinquish 50% of its area. The government of Myanmar has accepted the relinquishing report as submitted by the Company.

Exploration Program

The company plans a two-phased exploration program. The initial phase consisted of 360m of diamond drilling utilizing a larger drill rig along with property scale exploration as well as follow up of the previously delineated Nga Mu Gyi gold zone and a number of other gold anomalies on the concession. The budget for the initial phase of exploration is $230,000 U.S. Contingent upon exploration success; an additional 4,000 meters of drilling are planned in the second phase of exploration. Estimated expenditures for phase two is $650,000 U.S. The estimated expenditures for phase three will be $870,000 U.S. Phase three will be carried out based on positive results from phase two and the Company feels that the expenditures are warranted.

An experienced Canadian geologist resident in Myanmar will supervise the drilling program. Jet Gold has received a comprehensive 43-101 report on the property which is available on SEDAR and the company’s website (www.jetgold.com).

Exploration Results

Geological mapping was completed on the concession. The most significant result of this mapping was the identification of a northeast trending, folded and faulted Cretaceous limestone ridge. Prospecting this ridge identified the presence of brecciated limestone, argillaceous limestone and minor interbedded sandstone. Analyses of rock samples collected from Yanbo Ridge returned anomalous gold values in the range of 150 parts per billion to 1,850 ppb (1,000 ppb is equal to one gram per tonne). Heavy mineral samples collected from streams draining the flanks of the limestone ridge returned values ranging from 50 to 41,666 ppb gold. These gold values from heavy mineral samples should be considered only qualitative indications of the presence of gold. Some of these heavy mineral samples were taken from streams draining only the limestone area. However, other heavy mineral sample results may reflect remnants of tertiary gold-bearing gravel deposits preserved intermittently along some streams in the limestone area, as such these results are ambiguous as to the exact source of the gold. ICP testing of some rock samples from this area returned trace antimony values. Obviously, a great deal of exploration is required in this area.

Set Ga Done

The Set Ga Done gold zone is a near vertical fracture and fault system that extends a minimum of 700 metres on surface before disappearing beneath alluvial cover toward the northwest and the Yanbo Ridge. Previous diamond drilling was attempted on the property on several occasions using a lightweight drilling rig, which partially penetrated this zone, intersected 9.80 g/t over 4.77 metres before entering an open stope for 2.44 metres with some recovery of core after that that analyzed 8.48 g/t before the hole was abandoned. While these results cannot characterize the entire zone they were deemed encouraging.

The diamond drilling on the Set Ga Done gold zone undertaken this year succeeded in penetrating the entire mineralized section of this zone in Triassic volcanics only once in the five attempts to do so. In hole SG-1, 23.5 metres of mineralization from 97.4 to 117.0 metres were intersected. However, due to the extreme core loss in this interval the gold results obtained are not considered representative. The best core intersection recovered was from a 2.2-metre interval from 109.20 to 111.40 metres, which returned a gold value of 2,300 parts per billion. The true width of this zone is estimated at 15.5 metres. The remaining holes were not successful in penetrating the mineralized zone due to drilling problems in the highly fractured, sheared and altered nature of the host volcanic rock units. ICP assay results indicate that Set Ga Done gold zone is enriched in arsenic and antimony. The Set Ga Done gold zone may be a feeder system for the overlying Cretaceous carbonates.

During the current work season work preformed to date consisted of line cutting, soil sampling and leveling of grid lines. The work preformed was to determine if parallel gold veins occur nearby. Three lines were cut each two kilometers long and centered on the known zone. It was determined that there are no apparent new prospective gold zones in the Set Ga Done. The Set Ga Done still remains the most promising gold occurrence on the block. A camp has been constructed for the drill crew and wooden core boxes have been built.

Nga Mu Gyi

Soil sampling at the Nga Mu Gyi zone returned anomalous gold-in-soil values ranging from 145 to 700 ppb. Plotting of these results on a grid of the area indicates an extension of this zone for 175 metres. This zone remains open toward the east. Previous surface mining during the period 1987 to 1993 along 50 metres of this zone by artisanal miners reported occasional coarse visible gold from this zone.

During the current work season work preformed to date consisted of detailed soil sampling, mapping and trenching. A total of eight trenches were complete and was useful as a cost-effective method of evaluating the site. Vegetation was cleared form the former mining site and the location of all shafts and pits were mapped. Local residents who formerly worked at the site reported that the vein was very rich, but narrow (15cm or so) and the best gold was found at depth.

Cretaceous sedimentary rocks

Prospecting and sampling continued in this area to determine if there is any indication of “Carlin-Type” gold mineralization.

Other areas

There is another target area indicated by heavy mineral and rock sampling in the northeast part of the concession. This anomaly occurs along the contact between granite and limestone. Initial prospecting in this area returned geochemically anomalous gold values from rock samples ranging from 250 to 650 ppb. Heavy mineral sample results from the area range from 950 ppb to 9,500 ppb. Follow-up exploration is required in this area.

Prospecting and geological mapping continued on other areas of the block. We have discovered a new zone between the Set Ga Dona and the Nga Mu Gyi. It appears to be as strongly mineralized as these zones.

Temporary fly camps were established in Tongyauk Chaung to investigate remote parts of the Cretaceous sediments; at Man Pan to cover the extreme NE corner and in Taungme area in the SE corner.

Sampling and drilling results

Sampling from all areas has been completed and shipped to Loring Labs in Calgary for analysis. Results have been incorporated into the latest project report.

The Company’s drill program of 1,500 meters is currently on hold. The Company is waiting for final clearance from the Government of Myanmar to import the drilling equipment. Once importation is cleared it is anticipated the drilling program will take approximately two weeks to complete.

Atlin Property - Canada

During the year the Company expended $20,694 on two claim groups in Northern British Columbia. The Boyer’s Creek claim is located NW of Dease Lake, B.C. and the Constellation claim is located NE of Atlin B.C.

The Company’s work program consisted of following up on high gold geochemical stream gold anomalies sampled and reported on the regional survey done by the B.C. government.

Subsequent to year end the Company exercised its right to acquire the 18 mineral claims. The property is comprised of a block of 18 claims that cover the highest gold sample taken by the BC Geological Survey during its Atlin area Regional Geochemical stream silt Reconnaissance Survey. The sample was taken from the silts in Consolation Creek, which drains Surprise Mountain immediately northeast of the town of Atlin, B.C.

As part of the Agreement, the Company has also acquired two gold Placer Leases which overlie the hardrock claims. The area is highly prospective for placer gold as well. The valley has not been previously mined for placer gold on a large scale, probably due to the glacial cover that has numerous large boulders covering the underlying native streambed. The size of the boulders prevented early prospectors from accessing the underlying gravels. The Company expects that with the use of modern excavating equipment a placer mining operation is possible.

The work program for 2006 will consist of trenching, excavating and sampling of the ground on the placer claims which overly the lode claims. Further sampling and testing of the lode claims will also be conducted.

Winni Property – Canada

The Company terminated its option on the property and acquisition and exploration expenditures in the aggregate of $36,537 have been written off.

The Company had sent in an exploration team to evaluate the project and examine the veins. It was found that the veins were mesothermal veins, and not epithermal, which extended the full length of the property. They are similar to the Dictator vein, which is located west of the Winni veins. There are a series of lineaments that are unexplored potential hosts to similar veins.

In addition a new series of veins were discovered to the east as a result of recent logging activity. These veins showed multiple stage quartz vein deposition typical of epithermal vein systems. One vein traced 20 meters along strike and multistage vein float was discovered along strike about 200 meters from the discovery outcrop.

Stewart Property – Texas

The Company has elected to participate in a 2 ½% working interest in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas. The project is comprised of 544 acres of leases in an area of current production of natural gas.

Initial results of the drilling indicate a gas well capable of producing 5 MMcf AOF of natural gas with about 11% Natural gas liquids premium. We expect to produce about 1.5MMCF per day once the well is put into production. Natural gas for January 2006 delivery is presently being sold at $13.50 per MCF. Natural gas prices fluctuate according to market conditions and future prices cannot be accurately predicted. It is anticipated that additional well(s) will be drilled during the coming year the success of which is subject to usual industry risks.

SELECTED ANNUAL INFORMATION

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principals and should be read in conjunction with the Company’s audited financial statements. The following table sets forth selected financial data for the Company for and as of the end of the last three completed financial years to the year ended August 31.

Financial Year Ended	2005	2004	2003
Total revenue	Nil	Nil	Nil
Gain (Loss) before extraordinary items	(317,155)	(466,899)	339
(Loss) income per share – basic and diluted	($0.02)	($0.04)	$0.00
Net income (loss)	(317,155)	(466,899)	339
Net income (loss) per share – basic and diluted	($0.02)	($0.04)	$0.00
Total assets	791,343	656,075	278,290
Total long term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

Overview

For the year ended August 31, 2003 the Company acquired the Set Ga Don property in Myanmar ($10,830) and no exploration work was done on the property. The Company expended $10,082 on the Spring property for total expenditures of $47,613. For greater detail please see the Companies Audited Financial Statements dated August 31, 2002 and 2003 filed on SEDAR.

For the year ended August 31, 2004 the Company acquired the Ward property ($10,000) and had expenditures of $23,805. Subsequent to year end the Company terminated its option on the property and wrote off the property in the amount of $33,805. The Company also terminated it option on the Spring Property and wrote of $47,495. The Company’s main exploration is on the Set Ga Don property and the Company expended $367,387. For greater detail please see the Companies Audited Financial Statements dated August 31, 2003 and 2004 filed on SEDAR.

During the year ended August 31, 2005 the Company the Company had property expenditures of $73,251 on the Set Ga Don. The Company acquired the Winni property for $17,600 and had exploration expenditures of $18,937 and also terminating the option agreement and thus writing off $36,537. The Company also had an option to acquire the Atlin property and did preliminary exploration of $20,694. Subsequent to year end the Company exercised its option to acquire the property. The Company also acquired a 2 ½% interest in a gas well in Texas. For greater detail please see the Companies Audited Financial Statements dated July 31, 2004 and 2005 filed on SEDAR.

Results of Operation for the years ended August 31, 2005 and 2004

This review of operations should be read in conjunction with the Audited Financial Statements of the Company for the years ended August 31, 2005 and 2004

2005 Financial results

Overview

For the year ended August 31, 2005 the Company had a net loss of $317,155 ($0.02 per share) compared to a net loss of $466,899 ($0.04per share) for the year ending August 31, 2004.The decrease in Fiscal 2005 was mainly as a result of a reduction in stock-based compensation of $105,062(2004 - $160,313)and write-off in mineral properties in the amount of $36,537 (2004 - $81,300).The Company expects to continue losses for Fiscal 2006 as it develops it’s mineral properties.

Expenses

General and administration expenses totaled $291,207 for the year ended August 31, 2005 compared to $389,767 in the prior year. The largest five items for this fiscal year were stock-based compensation, investor relations, administration, legal auditing and accounting and consulting. Details of these five items are as follows:

Stock based compensation of $105,062 (2004 - $160,313) as a result of the Company continuing to issue stock options under the option plan.

Investor relations of $49,098 (2004 - $64,656) consist of $20,350 for promotions in trade magazines, web site development of $3,810 and in house investor relations of $25,437.In the prior year the Company had hired a investor relations firm, participated in a trade show in Calgary and other activities. Subsequent to year end the Company hired an investor relations firm on a month to month basis. The Company expects to continue its investor relations activities in the next fiscal year.

Administration of $48,000 (2004 - $48,800) for management consulting to an officer and director as a result of the activity of the Company. The Company expects to expend the same amount in the next fiscal year.

Legal, audit and accounting of $14,333 (2004 - $38,717) consists of $5,083 (2004 - $31,592) for legal fees as a result of the Companies activities in properties and financings and $9,250 (2004 - $7,125) for auditing and accounting.

Write off of mineral properties of $36,537 (2004 - $81,300). The option on the Winni property was not exercised and the Company had a write off of $36,537.During Fiscal 2004 the Spring property ($47,495) and the Ward property ($33,805) were also written off. The results the Company received on the work done did not warrant any further expenditures.

All other expenses are in the normal course of business.

Results of Operation for the years ended August 31, 2004 and 2003

This review of operations should be read in conjunction with the Audited Financial Statements of the Company for the years ended August 31, 2004 and 2003.

2004 Financial results

The Company had a net loss of $466,899 (2003 income – $339) during the year ending August 31, 2004.

Below is an analysis of several major expenditure areas and other items.

Investor relations for Fiscal 2004 were $64,656 compared to Nil in Fiscal 2003. During the year the Company hired an investor relation firm whose contract expired on September 31, 2004, participated in a trade show in Calgary, web base advertising and other activities to communicate with investors.

Administration fees increased by $32,600 to $48,800 for Fiscal 2004 compared with $16,200 for fiscal 2003. This is a result of the office and administration fees for the Company was extended for a full year vs. four months in Fiscal 2003.

Stock based compensation for Fiscal 2004 was $160,313 compared to Nil in Fiscal 2003. This is the result of the Company adopting Section 3870 of the CICA.

Professional fees increased by $20,215 to $38,717 for Fiscal 2004 compared with $18,502 for Fiscal 2003. Legal fees increased as a result of additional financings and property agreements of the company.

Write off of mineral properties increased by $81,300 to $81,300 for Fiscal 2004 compared with $Nil for Fiscal 2003. During Fiscal 2004 the Spring Property and Ward properties were written off.

All other expenses are in the normal course of business. SUMMARY OF QUARTERLY RESULTS

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited financial statements. The following is a summary of selected financial data for the Company for its eight completed financial quarters ending August 31, 2005. Each quarter of each financial year is shown on a quarterly basis.

Quarter Ended Amounts in 000’s	August 31, 2005	May 31, 2005	February 28,2005	Nov. 31,2004	August 31,2004	May 31,2004	February 29,2004	Nov 30,2003
Revenue	-	-	-	-	-	-	-	-
Loss before extraordinary items	(35.2)	(53.2)	(115.0)	(113.8)	(182.6)	(75.6)	(66.2)	(141.2)
Loss per share –basic and diluted	(0.00)	(0.00)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.00)
Net loss	(35.2)	(53.2)	(115.0)	(113.8)	(182.6)	(75.6)	(66.2)	(141.2)
Net loss per share – basic and diluted	(0.00)	(0.00)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.00)

During the quarters ending November 31, 2003 to August 31, 2004, the Company was consistent in its general and administration expenses. The increase in the net loss of the quarter ending November 30, 2003 was the result of $110,115 for option compensation expense for the quarter. The increase in the net loss of the quarter ending August 31, 2004 was the result of $50,198 for option compensation expense for the quarter and mineral property write downs in the amount of $81,300.

During the quarters ending November 31, 2004 to August 31, 2005, the Company was consistent in its general and administration expenses. The increase in the net loss of the quarter ending November 30, 2005 was the result $62,419 for option compensation expense for the quarter. The increase in the net loss of the quarter ended May 31, 2005 was the result of the option issued during the period and option compensation expenses of $15,431 and write off of mineral properties in the amount of $36,537.

As the Company has not owned nor owns any revenue producing resource properties, no mining revenue has been recorded to date

LIQUIDITY AND CAPITAL RESOURCES

As of August 31, 2005 the Company has working capital of $267,420 (2004 - $184,407). This working capital amount does not include the advanced US$50,000 refundable performance bank guarantee to the government of Myanmar. The bank guarantee is included in Mineral Properties on the Company’s Balance Sheet

The Company has limited financial resources and has financed its operations primarily through the sale of its common shares. For the foreseeable future, the Company will need to rely on the sale of such securities for sufficient working capital and to finance its mineral property acquisition and exploration activities, and /or enter into joint venture agreements with third parties. As the Company does not generate any revenue from operations, the long-term profitability of the Company will be directly related to the success of its mineral property acquisition and exploration activities.

The Company announced on November 22, 2004 that it has negotiated a non-brokered private placement of securities composed of up to 2,500,000 units at a price of $0.15 per unit for proceeds of $375,000. The Company closed the first tranche of the private placement, on December 20, 2004, of 1,650,000 units at a price of $0.15 for gross proceeds of $247,500. Each unit carries one share purchase warrant, giving the holder the right to buy one share for each warrant at$0.25 for one year from the closing date of the placement. The second tranche was closed on February 4, 2005, of 850,000 units at a price of $0.15 for gross proceeds of $127,500. Each unit carries one share purchase warrant, giving the holder the right to buy one share for each warrant at$0.25 for one year from the closing date of the placement.

The Company announces on October 31, 2005 the closing of a private placement of 1,500,000 units at a price of $0.10 for proceeds of $150,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 for a period of one year and $0.15 for a period of two years from date of closing of the private placement. A finder’s fee in the amount of $5,750 was paid.

The Company will use the proceeds from the private placements for the next phase of exploration, including diamond drilling on the Set Ga Done gold project, located in Myanmar, exploration on the Atlin claims and for general corporate purposes.

The Company has no long-term debt obligations.

SHARE CAPITAL

As of the date of this MD&A, the Company has 16,688,755 issued and outstanding common shares. The authorized share capital is unlimited no par value common shares.

Number of Shares	Shares	Amount
Balance August 31,2004 Shares issued:	12,368,755	$ 3,500,355
- private placement	2,500,000	375,000
- mineral claims	70,000	12,600
- stock options	200,000	30,000
- private placement	1,500,000	150,000
- mineral claims	50,000	7,500
- finders fees paid in cash	-	(5,750)
-fair value of options exercised	-	29,364
Balance, December 28, 2005	16,688,755	$ 4,099,069

As of the date of this MD&A the Company had the following incentive stock options outstanding:

Number of Shares	Exercise Price	Expiry Date
400,000	$0.15	October 27,2008
100,000	$0.20	March 12,2009
50,000	$.20	March 26,2009
225,000	$0.20	September 29,2009
75,000	$0.20	December 2,2009
650,000	$0.10	September 1, 2010

As of the date of this MD&A the Company had the following share purchase warrants, enabling the holder to acquire further common shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,650,000(*)	$0.25	December 20,2006
850,000(*)	$0.25	December 20,2006

(*) On October 31, 2005 the Company received TSX Venture Exchange approval to extend the expiry date of 2,500,000 warrants that were to expire on December 20, 2005 and February 4, 2005. The new expiry date is December 20, 2006 and the exercise price will remain at $0.25 per warrant.

RELATED PARTY TRANSACTIONS

During the year ended August 31, 2005, 2004, 2003 the Company entered into the following transactions with related parties.

Expenditure	August 31, 2005	August 31, 2004	August 31, 2003
Management contract	$94,945	$86,500	$16,200
Office lease	7,612	7,447	2,347

Management contracts entered into between Robert Card, President and Blaine Bailey, CFO were entered into in the normal course of business. Office rent was paid to a company controlled by the President of the Company

Directors and officers of the Company acquired an aggregate of 910,000 units of a private placement for proceeds of $121,500.

Director of the Company exercised options acquiring 200,000 shares for proceeds of $30,000. FOURTH QUARTER

During the fourth quarter ended August 31 2005 the general and administrative expenses were consistent with prior quarters. There were no major business activities during this period.

INVESTOR RELATIONS

The Company had entered into an investor relation’s agreement with Syndicated Capital Corp. (“Syndicated”) of Vancouver. A. Salman Jamal (“Jamal”) is the principal of Syndicated and the contract is on a month to month basis at a fee of $5,000 per month. Jamal was granted 200,000 incentive stock options at an exercise price of 10 cents, exercisable on or before September 1 2010 with vesting of the initial 25 per cent of the options on December 1, 2005 and a further 25 per cent of the options each three – months thereafter.

APPROVAL

The Board of Directors of Jet Gold Corp. has approved the disclosures in this MD&A.

FORWARD LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations and belief, and are subject to risk, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

RISKS AND UNCERTAINTIES

The Company’s principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

One of the Company’s mineral properties is located in Myanmar. As a portion of the Company’s business is carried on in a foreign country it is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labor unrest. Myanmar’s status as a developing country may make it more difficult for the Company to obtain any required exploration financing for this project.

Changes, if any, in mining or investment policies or shifts in political attitude in Myanmar may adversely affect the Company’s operations in these countries. Operations may be effected in varying degrees by government regulations with respect to, but not limited to restrictions on expropriation of property, foreign investment, maintenance of claims, environmental legalization, land use and land claims of local people.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant sources of operating cash flow and no revenue from operations. Additional capital will be required to fund the Company’s exploration program. The sources of funds available to the Company are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. Exploration of the Company’s mineral exploration may not result in any discoveries of commercial bodies of mineralization. If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties in which it previously had no interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liabilities to the Company.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, short term investments, prepaid expenses and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Additional information on the Company available through the following source: www.sedar.com.

JET GOLD CORP.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual General Meeting (the "Meeting") of the shareholders of JET GOLD CORP. (the "Company") will be held at #1710 - 1177 West Hastings Street, Vancouver, British Columbia, V6E 2L3, on Wednesday, the 15th day of February, 2006 at 10:00 a.m. for the purposes set forth in the following:

1.

To receive the report of the directors.

2.

To receive the audited financial statements of the Company for the fiscal year ending August 31, 2005, together with the auditor's report thereon.

3.

To appoint the auditor for the Company.

4.

To fix the number of directors and to elect directors for the ensuing year.

5.

To consider and, if thought fit, to approve the renewal of the Company's Stock Option Plan, particulars of which are as set out in the accompanying Information Circular.

6,

To transact such other business as may properly be brought before the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the notes accompanying the instrument of proxy enclosed and then complete and return the proxy within the time set out in the notes. As set out in the notes, the enclosed instrument of proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 29th day of December, 2005.

BY ORDER OF THE BOARD
"ROBERT CARD"
PRESIDENT

Suite 1102 - 475 Howe Street
Vancouver, BC V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

STEWART #1 GAS WELL SET TO PRODUCE 1.5 MILLION CU. FT. PER DAY

SECOND WELL DRILLING SCHEDULED

Vancouver, B.C., January 4, 2006, Robert L. Card, President, Jet Gold Corp. (TSX V.JAU) reports that (the "Company") has received confirmation from its operator of record that the Stewart #1 gas well in Goliad County, Texas, is expected to be tied in to sales by the end of the month. Based on the four-point flow test conducted last week, extrapolated flow on a one-fourth-inch choke is projected to be 1.53 million cubic feet per day. Anticipated initial production rates are between one million and 1.5 million cubic feet per day. The BTU (British thermal units) content was measured at 1,117,000 BTU per thousand cubic feet of gas, indicating an 11-percent premium on the posted gas price. The current Nymex price for January 2006, gas is $14.31 (US) per one thousand cubic feet implying a price of $15.88 per MCF for Stewart gas.

Given the results to date, the operator has scheduled the next available rig to commence drilling of the Stewart No. 2 well. The Company has received confirmation that this is expected to occur in March 2006.

Furthermore, with these results to date and a favourable gas market, management believes the anticipated production from this well will put the Company into a good cash flow position. Future development drilling will greatly enhance this position giving the company a stronger financial cash flow.

The Company holds a 2.50-per-cent working interest in the Stewart prospect comprising the Stewart East and the Stewart West properties covering approximately 544 contiguous acres. The property has the capacity to host up to seven wells including several wells to test and develop the deeper Wilcox formation

ON BEHALF OF THE BOARD OF DIRECTORS

“Robert L. Card”

Robert L. Card

President

Investor Contact: A. Salman Jamal

Syndicated Capital Corp.

Tel: 604-694-1994 Fax: 604-694-1995

Toll Free: 1-888-410-1994

infor@syndicatedcc.com

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release

JET GOLD CORP

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED NOVEMBER 30, 2005

REPORT DATE

JANUARY 24, 2006

This Management Discussion and Analysis (the “MDA”) provides relevant information on the operations and financial condition of Jet Gold Corp. (the “Company”) for the period ended November 30, 2005. This MD&A has been prepared as of January 24, 2006.

The Company’s activities are primarily directed towards exploration and development of mineral properties. The realization of amounts shown for mineral claims and deferred costs are dependent upon the discovery of economical recoverable reserves and future profitable production, or proceeds from the deposition of these properties. The carrying values of mineral claims and deferred development do not necessarily reflect their present or future values.

The MD&A should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended August 31,2005 herein that are prepared in accordance with Canadian generally accepted principles, all of which can be found on SEDAR at www.sedar.com.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated. All of the financial information referenced below has been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

The Company is a reporting issuer in each of the Provinces of British Columbia and Alberta. Its head and principal office is located at 1102 – 475 Howe Street Vancouver, British Columbia, V6C 2B3. It’s registered and records office is located at 1710 – 1177 Hastings Street, Vancouver, British Columbia, V6E 2L3.

OVERALL PERFORMANCE

In order to better understand Jet’s financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which have occurred to the date of this MD&A.

Set Ga Done Project, Shan State, Union of Myanmar

The Company has entered into a Memorandum of Understanding (“MOU”) with Leeward Capital (“Leeward”) to participate in the acquisition, exploration and development of an exploration block consisting of 700 square km, located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company has expended an initial US$200,000 in acquisition and exploration costs and advanced US$50,000 as a refundable performance bank guarantee to the Government of Myanmar to earn its interest in the property with Leeward. Subsequent expenditures will be shared equally with Leeward.

Leeward has entered into an agreement with the Government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the Government of Myanmar. The Government of Myanmar will hold a 25% carried working interest. The joint interest may be earned by expending approximately US$1,750,000 in exploration on the property over a three-

year period and an additional US$1,000,000 on a feasibility study. The carried interest of the Government of Myanmar is 25% and the earned interest of Leeward is 37.5% and the Company is 37.5%.

Leeward received final approval on the concession agreement by the Government of Myanmar on December 10, 2003.

The Company has been in the prospecting phase of the agreement and was to conclude in December 2004. Due to the delays the Company experienced and as a result missing the prospecting season in Myanmar the government of Myanmar has agreed verbally to extend the prospecting stage to January 2006.The Company expects signed documents early in 2006. In the second year of the agreement the Company did not meet the minimum expenditures requirements as a result of the above mentioned delays. The prospecting phase of the agreement is concluding in January 2006 and the exploration phase will commence. The expenditures required will be as per the agreement. The Company has received a verbal agreement and formal documents will also be signed in January 2006.

As the Company is entering its exploration phase of the agreement it was required, as per terms of the agreement, to relinquish 50% of its area. The government of Myanmar has accepted the relinquishing report as submitted by the Company.

Exploration Program

The company plans a two-phased exploration program. The initial phase consisted of 360m of diamond drilling utilizing a larger drill rig along with property scale exploration as well as follow up of the previously delineated Nga Mu Gyi gold zone and a number of other gold anomalies on the concession. The budget for the initial phase of exploration is $230,000 U.S. Contingent upon exploration success; an additional 4,000 meters of drilling are planned in the second phase of exploration. Estimated expenditures for phase two is $650,000 U.S. The estimated expenditures for phase three will be $870,000 U.S. Phase three will be carried out based on positive results from phase two and the Company feels that the expenditures are warranted.

An experienced Canadian geologist resident in Myanmar will supervise the drilling program. Jet Gold has received a comprehensive 43-101 report on the property which is available on SEDAR and the company’s website (www.jetgold.com).

Exploration Results

Geological mapping was completed on the concession. The most significant result of this mapping was the identification of a northeast trending, folded and faulted Cretaceous limestone ridge. Prospecting this ridge identified the presence of brecciated limestone, argillaceous limestone and minor interbedded sandstone. Analyses of rock samples collected from Yanbo Ridge returned anomalous gold values in the range of 150 parts per billion to 1,850 ppb (1,000 ppb is equal to one gram per tonne). Heavy mineral samples collected from streams draining the flanks of the limestone ridge returned values ranging from 50 to 41,666 ppb gold. These gold values from heavy mineral samples should be considered only qualitative indications of the presence of gold. Some of these heavy mineral samples were taken from streams draining only the limestone area. However, other heavy mineral sample results may reflect remnants of tertiary gold-bearing gravel deposits preserved intermittently along some streams in the limestone area, as such these results are ambiguous as to the exact source of the gold. ICP testing of some rock samples from this area returned trace antimony values. Obviously, a great deal of exploration is required in this area.

Set Ga Done

The Set Ga Done gold zone is a near vertical fracture and fault system that extends a minimum of 700 metres on surface before disappearing beneath alluvial cover toward the northwest and the Yanbo Ridge. Previous diamond drilling was attempted on the property on several occasions using a lightweight drilling rig, which partially penetrated this zone, intersected 9.80 g/t over 4.77 metres before entering an open stope for 2.44 metres with some recovery of core after that that analyzed 8.48 g/t before the hole was abandoned. While these results cannot characterize the entire zone they were deemed encouraging.

The diamond drilling on the Set Ga Done gold zone undertaken this year succeeded in penetrating the entire mineralized section of this zone in Triassic volcanics only once in the five attempts to do so. In hole SG-1, 23.5 metres of mineralization from 97.4 to 117.0 metres were intersected. However, due to the extreme core loss in this interval the gold results obtained are not considered representative. The best core intersection recovered was from a 2.2-metre interval from 109.20 to 111.40 metres, which returned a gold value of 2,300 parts per billion. The true width of this zone is estimated at 15.5 metres. The remaining holes were not successful in penetrating the mineralized zone due to drilling problems in the highly fractured, sheared and altered nature of the host volcanic rock units. ICP assay results indicate that Set Ga Done gold zone is enriched in arsenic and antimony. The Set Ga Done gold zone may be a feeder system for the overlying Cretaceous carbonates.

During the current work season work preformed to date consisted of line cutting, soil sampling and leveling of grid lines. The work preformed was to determine if parallel gold veins occur nearby. Three lines were cut each two kilometers long and centered on the known zone. It was determined that there are no apparent new prospective gold zones in the Set Ga Done. The Set Ga Done still remains the most promising gold occurrence on the block. A camp has been constructed for the drill crew and wooden core boxes have been built.

Nga Mu Gyi

Soil sampling at the Nga Mu Gyi zone returned anomalous gold-in-soil values ranging from 145 to 700 ppb. Plotting of these results on a grid of the area indicates an extension of this zone for 175 metres. This zone remains open toward the east. Previous surface mining during the period 1987 to 1993 along 50 metres of this zone by artisanal miners reported occasional coarse visible gold from this zone.

During the current work season work preformed to date consisted of detailed soil sampling, mapping and trenching. A total of eight trenches were complete and was useful as a cost-effective method of evaluating the site. Vegetation was cleared form the former mining site and the location of all shafts and pits were mapped. Local residents who formerly worked at the site reported that the vein was very rich, but narrow (15cm or so) and the best gold was found at depth.

Cretaceous sedimentary rocks

Prospecting and sampling continued in this area to determine if there is any indication of “Carlin-Type” gold mineralization.

Other areas

There is another target area indicated by heavy mineral and rock sampling in the northeast part of the concession. This anomaly occurs along the contact between granite and limestone. Initial prospecting in this area returned geochemically anomalous gold values from rock samples ranging from 250 to 650 ppb. Heavy mineral sample results from the area range from 950 ppb to 9,500 ppb. Follow-up exploration is required in this area.

Prospecting and geological mapping continued on other areas of the block. We have discovered a new zone between the Set Ga Dona and the Nga Mu Gyi. It appears to be as strongly mineralized as these zones.

Temporary fly camps were established in Tongyauk Chaung to investigate remote parts of the Cretaceous sediments; at Man Pan to cover the extreme NE corner and in Taungme area in the SE corner.

Sampling and drilling results

Sampling from all areas has been completed and shipped to Loring Labs in Calgary for analysis. Results have been incorporated into the latest project report.

The Company’s drill program of 1,500 meters is currently on hold. The Company is waiting for final clearance from the Government of Myanmar to import the drilling equipment. Once importation is cleared it is anticipated the drilling program will take approximately two weeks to complete.

Atlin Property - Canada

During the year the Company expended $20,694 on two claim groups in Northern British Columbia. The Boyer’s Creek claim is located NW of Dease Lake, B.C. and the Constellation claim is located NE of Atlin B.C.

The Company’s work program consisted of following up on high gold geochemical stream gold anomalies sampled and reported on the regional survey done by the B.C. government.

Subsequent to year end the Company exercised its right to acquire the 18 mineral claims. The property is comprised of a block of 18 claims that cover the highest gold sample taken by the BC Geological Survey during its Atlin area Regional Geochemical stream silt Reconnaissance Survey. The sample was taken from the silts in Consolation Creek, which drains Surprise Mountain immediately northeast of the town of Atlin, B.C.

As part of the Agreement, the Company has also acquired two gold Placer Leases which overlie the hardrock claims. The area is highly prospective for placer gold as well. The valley has not been previously mined for placer gold on a large scale, probably due to the glacial cover that has numerous large boulders covering the underlying native streambed. The size of the boulders prevented early prospectors from accessing the underlying gravels. The Company expects that with the use of modern excavating equipment a placer mining operation is possible.

The work program for 2006 will consist of trenching, excavating and sampling of the ground on the placer claims which overly the lode claims. Further sampling and testing of the lode claims will also be conducted.

Winni Property – Canada

The Company terminated its option on the property and acquisition and exploration expenditures in the aggregate of $36,537 have been written off.

The Company had sent in an exploration team to evaluate the project and examine the veins. It was found that the veins were mesothermal veins, and not ephithermal, which extended the full length of the property. They are similar to the Dictator vein, which is located west of the Winni veins. There are a series of lineaments that are unexplored potential hosts to similar veins.

In addition a new series of veins were discovered to the east as a result of recent logging activity. These veins showed multiple stage quartz vein deposition typical of ephithermal vein systems. One vein traced 20 meters along strike and multistage vein float was discovered along strike about 200 meters from the discovery outcrop.

Stewart Property – Texas

The Company has elected to participate in a 2 ½% working interest in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas. The project is comprised of 544 acres of leases in an area of current production of natural gas.

Initial results of the drilling indicate a gas well capable of producing 5 MMcf AOF of natural gas with about 11% Natural gas liquids premium. We expect to produce about 1.5MMCF per day once the well is put into production. Natural gas for January 2006 delivery is presently being sold at $13.50 per MCF. Natural gas prices fluctuate according to market conditions and future prices cannot be accurately predicted. It is anticipated that additional well(s) will be drilled during the coming year the success of which is subject to usual industry risks. Connection to a pipe line is in progress and is expected to be completed by the end of February 2006.

SELECTED ANNUAL INFORMATION

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principals and should be read in conjunction with the Company’s audited financial statements. The following table sets forth selected financial data for the Company for and as of the end of the last three completed financial years to the year ended August 31.

Financial Year Ended	2005	2004	2003
Total revenue	Nil	Nil	Nil
Gain (Loss) before extraordinary items	(317,155)	(466,899)	339
(Loss) income per share – basic and diluted	($0.02)	($0.04)	$0.00
Net income (loss)	(317,155)	(466,899)	339
Net income (loss) per share – basic and diluted	($0.02)	($0.04)	$0.00
Total assets	791,343	656,075	278,290
Total long term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

Overview

For the year ended August 31, 2003 the Company acquired the Set Ga Done property in Myanmar ($10,830) and no exploration work was done on the property. The Company expended $10,082 on the Spring property for total expenditures of $47,613. For greater detail please see the Companies Audited Financial Statements dated August 31, 2002 and 2003 filed on SEDAR.

For the year ended August 31, 2004 the Company acquired the Ward property ($10,000) and had expenditures of $23,805. Subsequent to year end the Company terminated its option on the property and wrote off the property in the amount of $33,805. The Company also terminated it option on the Spring Property and wrote of $47,495. The Company’s main exploration is on the Set Ga Don property and the Company expended $367,387. For greater detail please see the Companies Audited Financial Statements dated August 31, 2003 and 2004 filed on SEDAR.

During the year ended August 31, 2005 the Company the Company had property expenditures of $73,251 on the Set Ga Don. The Company acquired the Winni property for $17,600 and had exploration expenditures of $18,937 and also terminating the option agreement and thus writing off $36,537. The Company also had an option to acquire the Atlin property and did preliminary exploration of $20,694. Subsequent to year end the Company exercised its option to acquire the property. The Company also acquired a 2 ½% interest in a gas well in Texas. For greater detail please see the Companies Audited Financial Statements dated July 31, 2004 and 2005 filed on SEDAR.

Results of Operation for the quarter ended November 30, 2005 and the year ended August 31, 2005

This review of operations should be read in conjunction with the Audited Financial Statements of the Company for the years ended August 31, 2005 and 2004

Quarter ended November 30, 2005 Financial Results

Overview

For the period ending November 30, 2005 the Company incurred a loss of $97,254 ($0.01 per share) compared to a loss of $113,807 ($0.01 per share) for the period ended November 30, 2004. The decrease was mainly as a result of a decrease in stock based compensation of $19,527 in the period ended November 30, 2005.The Company expects to continue losses for Fiscal 2006 as it develops its mineral properties.

Expenses

General and administration expenses totaled $97,409 for the period ended November 30, 2005 compared to $113,807 for the period ended November 30, 2004. Details of the three largest general and administration are as follows:

Stock based compensation of $42,892 (2004 - $62,419l) as a result of the Company issuing stock options under the option plan during the quarter.

Investor relations of $20,000 (2004 - $25,560) as a result of the Company hiring a investor relations agreement.

Consulting fees of $12,000 (2004 - $12,000) consisted of management consulting to a officer and director of the Company as a result of the activities of the Company. The Company expects to spend the same amount in the next quarter.

All other expenses are in the normal course of doing business.

2005 Financial results

Overview

For the year ended August 31, 2005 the Company had a net loss of $317,155 ($0.02 per share) compared to a net loss of $466,899 ($0.04per share) for the year ending August 31, 2004.The decrease in Fiscal 2005 was mainly as a result of a reduction in stock-based compensation of $105,062(2004 - $160,313)and write-off in mineral properties in the amount of $36,537 (2004 - $81,300).The Company expects to continue losses for Fiscal 2006 as it develops it’s mineral properties.

Expenses

General and administration expenses totaled $291,207 for the year ended August 31, 2005 compared to $389,767 in the prior year. The largest five items for this fiscal year were stock-based compensation, investor relations, administration, legal auditing and accounting and consulting. Details of these five items are as follows:

Stock based compensation of $105,062 (2004 - $160,313) as a result of the Company continuing to issue stock options under the option plan.

Investor relations of $49,098 (2004 - $64,656) consist of $20,350 for promotions in trade magazines, web site development of $3,810 and in house investor relations of $25,437.In the prior year the Company had hired a investor relations firm, participated in a trade show in Calgary and other activities. Subsequent to year end the Company hired an investor relations firm on a month to month basis. The Company expects to continue its investor relations activities in the next fiscal year.

Administration of $48,000 (2004 - $48,800) for management consulting to an officer and director as a result of the activity of the Company. The Company expects to expend the same amount in the next fiscal year.

Legal, audit and accounting of $14,333 (2004 - $38,717) consists of $5,083 (2004 - $31,592) for legal fees as a result of the Companies activities in properties and financings and $9,250 (2004 - $7,125) for auditing and accounting.

Write off of mineral properties of $36,537 (2004 - $81,300). The option on the Winni property was not exercised and the Company had a write off of $36,537.During Fiscal 2004 the Spring property ($47,495) and the Ward property ($33,805) were also written off. The results the Company received on the work done did not warrant any further expenditures.

All other expenses are in the normal course of business.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited financial statements. The following is a summary of selected financial data for the Company for its eight completed financial quarters ending November 30, 2005. Each quarter of each financial year is shown on a quarterly basis.

Quarter Ended amounts in 000’s	Nov. 30, 2005	August 31, 2005	May 31, 2005	February 28, 2005	Nov. 31, 2004	August 31, 2004	May 31, 2004	February 28, 2004
Revenue	-	-	-	-	-	-	-	-
Loss before extraordinary items	(97.3)	(35.2)	(53.2)	(115.0)	(113.8)	(182.6)	(75.6)	(66.2)
Loss per share - basic and diluted	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)
Net loss	(97.3)	(35.2)	(53.2)	(115.0)	(113.8)	(182.6)	(75.6)	(66.2)
Net loss per share – basic and diluted	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)

During the quarters ending February 29, 2004 to November 2004, the Company was consistent in its general and administration expenses. The increase in the net loss of the quarter ending August 31, 2004 was the result of $50,198 for option compensation expense for the quarter and mineral property write downs in the amount of $81,300. The increase in the net loss of the quarter ending November 30, 2004 was the result $62,419 for option compensation expense for the quarter.

During the quarters ending February 28, 2005 to November 30, 2005, the Company was consistent in its general and administration expenses. The increase in the net loss of the quarter ended February 28, 2005 was the result of the option issued during the period and option compensation expenses of $15,431 and write off of mineral properties in the amount of $36,537. The increase in the net loss of the quarter ending November 30, 2005 was the result $42,892 for option compensation expense for the quarter.

As the Company has not owned nor owns any revenue producing resource properties, no mining revenue has been recorded to date

LIQUIDITY AND CAPITAL RESOURCES

As of August 31, 2005 the Company has working capital of $346,568 (2004 - $252,756). This working capital amount does not include the advanced US$50,000 refundable performance bank guarantee to the government of Myanmar. The bank guarantee is included in Mineral Properties on the Company’s Balance Sheet.

The Company has limited financial resources and has financed its operations primarily through the sale of its common shares. For the foreseeable future, the Company will need to rely on the sale of such securities for sufficient working capital and to finance its mineral property acquisition and exploration activities, and /or enter into joint venture agreements with third parties. As the Company does not generate any revenue from operations, the long-term profitability of the Company will be directly related to the success of its mineral property acquisition and exploration activities.

The Company announces on October 31, 2005 the closing of a private placement of 1,500,000 units at a price of $0.10 for proceeds of $150,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 for a period of one year and $0.15 for a period of two years from date of closing of the private placement. A finder’s fee in the amount of $5,750 was paid.

The Company will use the proceeds from the private placements for the next phase of exploration, including diamond drilling on the Set Ga Done gold project, located in Myanmar, exploration on the Atlin claims and for general corporate purposes.

The Company has no long-term debt obligations.

SHARE CAPITAL

As of the date of this MD&A, the Company has 16,688,755 issued and outstanding common shares. The authorized share capital is unlimited no par value common shares.

	Shares	Amount
Balance, August 31, 2004	12,368,755	3,500,355
Issued for cash
Exercise of options	200,000	30,000
Private placement	2,500,000	375,000
Issued for property	70,000	12,600
Fair value of options exercised	-	29,364
Balance, August 31, 2005	15,138,755	$ 3,947,319
Issued for cash
Exercise of options
Private placement	1,500,000	150,000
Issued for property	50,000	7,500
Finders fees paid in cash	-	(5,750)
Balance, January 24, 2006	16,688,755	$ 4,099,629

As of the date of this MD&A the Company had the following incentive stock options outstanding:

Exercise Price	Expiry Date	Outstanding August 31, 2005	Expired/ Granted Exercised Cancelled	Outstanding November 30, 2005	Exercisable August 31, 2005
$0.15	October 27, 2008	400,000	- - -	400,000	400,000
$0.20	March 12, 2009	100,000	- - -	100,000	100,000
$0.20	March 26, 2009	50,000	- - -	50,000	50,000
$0.20	September 29, 2009	225,000	- - -	225,000	225,000
$0.20	December 31, 2009	75,000	- - -	75,000	75,000
$0.10	September 1, 2010		650,000 - -	650,000	-
		850,000	650,000 - -	1,500,000	850,000

As of the date of this MD&A the Company had the following share purchase warrants, enabling the holder to acquire further common shares as follows:

Exercise Price	Expiry Date	Outstanding August 31, 2005	Issued	Exercised	Expired	Outstanding, Nov. 30, 2005

$0.25	November 25, 2005	567,500	-	-	567,500	-
$0.25	November 25, 2005	1,156,250	-	-	1,156,250	-
$0.25	December 20, 2006*	1,650,000	-	-	-	1,650,000
$0.25	December 20, 2006*	850,000	-	-	-	850,000
$0.12/$0.15	Oct 28, 2006/2007	-	1,500,000	-	-	1,500,000
		4,223,750	1,500,000	-	1,723,750	4,000,000

*The Company received TSX Venture Exchange approval to extend the expiry date of 2,500,000 warrants that were to expire on December 20, 2005 and February 4, 2005. The new expiry date is December 20, 2006 and the exercise price will remain at $0.25 per warrant.

RELATED PARTY TRANSACTIONS

During the period ended November 30, 2005 and 2004 the Company entered into the following transactions with related parties.

Expenditure	November 30, 2005	November 30, 2004
Management contract	$15,000	$15,000
Office lease	2,059	1,675

Management contracts entered into between Robert Card, President and Blaine Bailey, CFO were entered into in the normal course of business. Office rent was paid to a company controlled by the President of the Company

Directors and officers of the Company acquired an aggregate of 350,000 units of a private placement for proceeds of $35,000.

INVESTOR RELATIONS

The Company had entered into an investor relation’s agreement with Syndicated Capital Corp. (“Syndicated”) of Vancouver. A. Salman Jamal (“Jamal”) is the principal of Syndicated and the contract is on a month to month basis at a fee of $5,000 per month. Jamal was granted 200,000 incentive stock options at an exercise price of 10 cents, exercisable on or before September 1 2010 with vesting of the initial 25 per cent of the options on December 1, 2005 and a further 25 per cent of the options each three – months thereafter.

APPROVAL

The board of directors of Jet Gold Corp. has approved the disclosure in this MD&A.

FORWARD LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations and belief, and are subject to risk, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

RISKS AND UNCERTAINTIES

The Company’s principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

One of the Company’s mineral properties is located in Myanmar. As a portion of the Company’s business is carried on in a foreign country it is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labor unrest. Myanmar’s status as a developing country may make it more difficult for the Company to obtain any required exploration financing for this project.

Changes, if any, in mining or investment policies or shifts in political attitude in Myanmar may adversely affect the Company’s operations in these countries. Operations may be effected in varying degrees by government regulations with respect to, but not limited to restrictions on expropriation of property, foreign investment, maintenance of claims, environmental legalization, land use and land claims of local people.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant sources of operating cash flow and no revenue from operations. Additional capital will be required to fund the Company’s exploration program. The sources of funds available to the Company are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. Exploration of the Company’s mineral exploration may not result in any discoveries of commercial bodies of mineralization. If the

Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties in which it previously had no interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liabilities to the Company.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, short term investments, prepaid expenses and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Additional information on the Company available through the following source: www.sedar.com.